FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Presentation Telefónica Digital - Services 1	3

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, cts”, “anticipates”, in some and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica s business or reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefonica s such financial information as part of its internal reporting ingly, and Telefónica planning believes that investors process may find and such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

- A global market happening now

Points of difference

Global Network

Market strength—Corporate

Product differentiation beyond connectivity

Leading OBs

2015 Revenue target*

*According to guidance criteria

€ Bn 0.5-0.8

MR. CARLOS MORALES

M2M – main messages

Enormous opportunity, with market already happening in M2M. Markets at both global and local levels. We expect 3 or 4 global leaders in the medium term

?Differential approach from Telefónica: End-to-End solutions in addition to connectivity and global reach as our major differentiators

??Telefónica achieving a strong momentum in building M2M capabilities and accelerating commercial success

M2M – a huge opportunity, happening now

20 Billion Internet Connected Devices by 2020**

Drivers E-Health*

??Widely deployed networks ??Data communication cost decline

??Explosion of connected devices of relative lower cost ??Regulation

Benefits for customers/changes in the value chain

??Operational cost reduction ??Better business control

??New customized services and applications ??Better customer quality of service

*	M2M business for these areas is managed in separate verticals

** Source: GSMA

[Graphic Appears Here]

VIDEO

Telefonica s E2E solutions in

Managed connectivity; Data Collection & Analysis; Device Installation & Management

Customer Relationship, Invoicing, Support

… and our global

LATAM Europe Middle East & Africa Asia Pacific

Direct M2M Capabilities

Partnerships in M2M

Already a major player in UK, Spain and LATAM

>6 MM lines activated worldwide (March 2012)

Leadership in key regions Strong position in key industries

Industry

Technology

Automotive / Transport

Utilities

Security

Industrial Equipment

Point of Sales

Telefónica serving global and local leaders

?G4S is one of the UK´ s leaders in smart-metering operations as well as in security solutions ??Has awarded Telefónica with one of the biggest M2M contracts to provide managed connectivity to support the delivery of services in the energy market

Key Takeaways:

One of UK´ s largest deals

Telefónica already active on the smart-metering scenario in UK

Will lead to further smart metering development (EU and LATAM)

Selected for its best in class value proposition, the delivery capabilities and global scale

Initial traction on E2E solutions

Commercializing end-to-end fleet management and asset tracking services in EU and LATAM. Already monitoring over 80,000 vehicles globally. Key reference wins in: Logistics, Insurance, Public Services. ??European Alliance with top fleet management company

Home Energy Efficiency product being trialed with Utilities in Spain, targeting a commercial launch in 2013 ??Telefónica among six finalists for the Smart Metering program in the UK

Installation & Maintenance of Point-of-Sales terminals for top bank, top lottery provider and one of the top retailers in Spain

?Launching in 2012 pay-as-you-go services for Tablets with top OEMs in Spain and UK

?Won deployment of remote vending management for biggest convenience store in Spain

Participating in Smart City trials in reference cities including: Santander, Málaga and Barcelona

Focus created a strong momentum

And the future looks even better—we are currently present in open tenders for > € 900 M

The amount of contract value won has spiked in Two commercial approaches: 2012

• Global

• Local

Cumulative Full value of Contracts won (€ M)

June 2011 December 2011 June 2012

1H2011 2H2011 1H2012

5-10 year contracts

M2M conclusions

An enormous opportunity

Telefónica´ s differential approach

Telefonica s

20 Bn internet connected devices by 2020*

Telefónica already offers global managed connectivity as well as End-to-End solutions for key industries

We are already exploiting our global reach, enhanced by solid partnerships

More momentum than €400 M contracted value and currently present in open tenders for more than € 900 M

FINANCIAL SERVICE IN LATAM—- Value From a

Points of difference

Distribution Network

Market strength—Consumer

2015 Revenue target Financial Services + Advertising*

MR. EDUARDO CARIDE

€ Bn 0.8-1.1

*According to guidance criteria

The opportunity

LATAM Markets Attributes

Market Attributes

Mobile phone Telefónica Relative Banking penetration (1) Position* (1) level (2)

137% #2 40% 79% #1 28% 82% #2 20% 128% #1 49% 106% #2 28%

The LATAM market opportunity

High mobile penetration but only

35% of consumer

High costs of financial transactions for consumers and businesses

Unprofitable for banks to serve the bottom of the pyramid

Data from (1) Telefonica s % total population Internal with any banking Analysis, product Source: IFC(2) (International Financial Corporation) and IMF (International Monetary Fund)

*	Definition: Market share of mobile accesses

The Social Need

Low income segments face difficulties to make their payments

Security concerns

Transportation costs

Long queues to pay bills

Governments and businesses face costly processes to handle cash

Transporting and counting cash

Distributing social funds

Collecting payments from merchants

A compelling

“Simplify

Service attributes

Operates anywhere, anytime

As simple and fast as sending an SMS Works on every phone No upfront fees. Only pay if you use

Load or withdraw money at thousands of service points

Service portfolio

Money transfer to other mobile phones

Airtime top-ups Bill payments Merchant payments

Disbursement of social funds

Coupons and offers

with a strong

MasterCard

as a key strategic player

Integration with the financial

system for connecting the

banked and the unbanked

Strong brand and payments

expertise

Access

merchants and transaction points

in the region

Pay salaries Collect and Distribute funds

Accept payments Pay suppliers, salaries,

etc.4 .

Customer data base User Interface Messaging network Brand trust

Ecosystem architect

Registration Cash in / cash out

Regulatory coverage Custody of funds Interconnection

Wanda launched in Argentina

•Transportation

•Retailers

•Social fund disbursement

•Etc.

Wanda is generating strong initial traction in pilot cities

Day

Friends & family Soft Launch Commercial launch May

Movistar employees City of La Plata Across 5 cities

Focus first on product rollout then market acceleration

Also delivering strong value for the core business

Reinforce Mobile Centricity

Reinforce Movistar s positioning as market innovator

Higher stickiness and 24x7 top up channel lead to an ARPU increase Benchmarks point to ARPU increase

Reduce Churn

Bundling of mobile and financial services increases barriers to exit Benchmarks point to churn reduction

Wanda as a top up channel Potential cost reduction using this channel

Increase ARPU Reduce Top Up Costs

Moving rapidly to expand our reach

Before the end of the year we plan to expand to 4 additional markets, with a total addressable market of 135 M customers

Q2 Q3 Q4

July August September October November December

ARGENTINA PERU MEXICO BRAZIL COLOMBIA

Financial Services in LATAM conclusions

Social needs are creating a

huge opportunity for mobile payments in LATAM

Telefónica has the best internal assets and partner (MasterCard) to address the opportunity

The wallet for the unbanked people will strengthen our core business, enhancing loyalty and incentivising consumption

Financial Services in Europe

Points of difference

Product differentiation beyond connectivity Market strength—Consumer

Leading OBs

2015 Revenue target Financial Services + Advertising*

€ Bn 0.8-1.1

*According to guidance criteria

MR. MATTHEW KEY

Financial Services Europe – bringing process to the mobile

Offers & Coupons Product Information

Size of M-Commerce Market Opportunity 55 bn €

Multi-Channel Loyalty & Rewards Payment

Product progress

48% are aged 18 to 35

Popular with young affluent professionals

150K users

€ 66 M loaded onto cards

60% of customers non O2-IE

O2, Vodafone & T-Mobile offering – online sales

TEF DE has implemented Carrier Billing with Google, Facebook etc

ADVERTISING—Foundations built to seize the high growth opportunity

Points of difference

Product differentiation beyond connectivity Market strength—Consumer

Service provisioning capability

Leading OBs

2015 Revenue target Financial Services + Advertising*

€ Bn 0.8-1.1

*According to guidance criteria

MR. SHAUN GREGORY

The advertising landscape has changed

There is massive potential for mobile advertising—spend significantly lags time spent on device

Value shifting capability

Room to grow

2011 US Ad Spend Consumer Time Spent by Media type

We have a range of assets to leverage—focusing on our main point of differentiation: Mobile

Our aim: create value for our customers and the whole ecosystem, fulfilling the needs of advertisers & agencies With a potential reach of close to 1Bn people

New Communication services

Our capabilities are in place to drive sustained global mobile advertising growth

A business gaining traction

Milestones:

23 M customers opted-in across Europe ? Global trading deals in place ? € 60 M revenues run rate in the UK

Capabilities:

Leveraging customer data and location to develop highly targeted advertising ? Advanced advertising loyalty platform

Results:

UK “Click Through estimated market average)

Priority moments average redemption rate 41% ? Brazil sponsored calls showing CTR of 7.4%

…the with UK an & ambitious globally…

Products & Platforms 2012

•Messaging

•Display

•Loyalty Platform

•Global Platform

Products & Platforms

•Sponsored calls • . Messaging 05% (over

•Display

•Loyalty Platform

•Global Platform

TEF in EU

Customer examples

Messaging



Pizza Hut

- Mobile messaging was the No. 1 performing media
- 142% more efficient in delivering Incremental Sales Revenue than the campaign average
- 4.4x more efficient than TV

Priority Moments



House of Fraser

- 17,000 Priority Moments redemptions over 4 weeks
- Combining Priority Moments with location based messaging we doubled this redemption figure

Location Based Messaging


Why not come in and enjoy a refreshing pint of Bulmers at the Old Crown. Check out other locations here http://www.useyourl ocal.com using the Bulmers local guide. Terms apply. To stop O2 More, text 'stop' to 20546

Bulmers

- Targeting 18-34 year old men, less than 1.5 miles away from a pub that sold Bulmers.
- 25% bought Bulmers at the pub after they got the text.

Click to App



Trainline

- Targeting iPhone users, living in the South East London commuter belt.
- Over 12.5% of people sent the Trainline app clicked to download it.

29

Telefónica

Exploiting the opportunity in Brazil leveraging on our assets and our know-how built in Europe

A high potential market in LATAM

Overall Advertising Market size € 15 Bn*

•14% growth in 2011**

•Brazil ranked 2nd in forecast Ad growth**

•Online market opportunity > € 1.5 Bn***

•Significant opportunity with 75m mobile customers in Brazil

•Terra well positioned for Online, mobile lacks development ??First mover advantage in LATAM region, leveraging on experience and success in Europe

Brazil as a springboard for LATAM

Advertising business to launch and drive:

?Pure Media products ?Loyalty Products ?Bulk ?Other digital services ?Online

*Group M, July 2011 (converted using € 1.25/ £1) ** Zenith Optimedia, June 2012 *** Magnaglobal, June 2011 (converted using € 1.25/ £1)

A unique opportunity to re-define the end-to-end advertising, m-commerce and „ 360 experience

Offers & Coupons Product Information

Bringing new Decrease Costs,

Leveraging customer knowledge, customers to the Increase Campaign Discovering new products, from providing them offers on products merchants effectiveness price comparison, context driven by merchants awareness or other criteria

Telefónica:

Advertising Wallet & Financial Services Advertising

Loyalty & Rewards Payment

Engage the loyalty Remote Payments

Granting customer direct of the current allows new sales Enabling payments, both online relationship, loyalty and retention, customers channels out and offline, via mobile and web of stores enabling premium experiences

Global Advertising conclusions

The Advertising market is changing and Telefónica is well positioned within the new „ Data Environment ?Telefónica has a range of assets to provide scale, targeting and points of difference for the advertising sector ?We have learned from experience and capabilities are in place to scale and harness the opportunity ?We are focusing first on the highest growth markets within our core geographies, like Brazil, with platforms to help provide scale & offer OTT opportunities ?Ultimately, Advertising can leverage from this scale, range of products and our deep knowledge of our customers to create more value with a targeted, end-to-end solution

CLOUD SERVICES

Points of difference

Service provisioning ?capability

Market strength—Corporate

Leading OBs

MR. MATTHEW KEY

2015 Revenue target Cloud +Security*

€ Bn 0.5-0.7

*According to guidance criteria

Cloud – Transforming our customers businesses

Cloud services as part of a wide IT portfolio for the enterprise Instant Servers: A bold move in IaaS

Comms & IaaS &

Desktop services Connectivity IT Infrastructure powered by

SaaS Security

Example of clients in all delivery models

High High Price

Public Cloud Private Cloud performance stability competitiveness

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 5th, 2012	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors